[Letterhead of Core-Mark Holding Company, Inc.]

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Department of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention of:	H. Christopher Owings Assistant Director

Re:	Core-Mark Holding Company, Inc. Registration Statement on Form 10, Filed

September 6, 2005 (File No. 0-51515)

October 21, 2005

Ladies and Gentlemen:

In connection with the responses of Core-Mark Holding Company, Inc., a Delaware corporation (the “Company”), to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s Registration Statement on Form 10 (File No. 0-51515) (the “Form 10”) communicated in your letter addressed to the Company dated October 4, 2005, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CORE-MARK HOLDING COMPANY, INC.

by:	/S/ JAMES WALL
Name: Title:	James Wall Chief Financial Officer

cc:	Richard Millard

Joshua Robinson

Weil, Gotshal & Manges LLP

Robert Babula

Donna DiSilvio

Howard Baik

Ellie Quarles

Securities and Exchange Commission